Exhibit 1

Lipman Notifies NASDAQ
of Voluntary Delisting

Rosh Haayin, Israel – October 5, 2006 – Lipman Electronic Engineering Ltd. (NASDAQ, TASE: LPMA) today notified The NASDAQ Stock Market that it will voluntarily withdraw its ordinary shares from listing on the NASDAQ Global Select Market, effective as of the close of trading on October 25, 2006. Lipman expects to file a Form 25 with respect to the withdrawal from listing of the ordinary shares with the U.S. Securities and Exchange Commission on October 15, 2006.

Lipman is withdrawing its ordinary shares from listing on the NASDAQ Global Select Market as contemplated by its merger agreement with VeriFone Holdings, Inc. (NYSE: PAY), which provides for the acquisition of Lipman by VeriFone. Following the acquisition, Lipman will become a wholly-owned subsidary of VeriFone. Lipman expects the closing of the acquisition to occur on November 1, 2006.

The merger agreement requires that Lipman’s shareholders elect to receive cash consideration, stock consideration or a combination of cash and stock consideration from VeriFone in the merger. As previously announced, the deadline for the submission of such elections will be October 26, 2006. To prevent trading of Lipman’s ordinary shares after this election deadline, the ordinary shares will be delisted from the NASDAQ Global Select Market and trading will be suspended on the Tel Aviv Stock Exchange as of the close of trading on October 25, 2006. Lipman also plans to delist from the Tel Aviv Stock Exchange, effective as of the closing of the acquisition.

About Lipman

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated PIN and smart card (‘‘Chip & PIN’’) solutions. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

Lipman’s corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China, Spain, Finland, Russia, Italy, Canada, Germany, Brazil, Argentina, Mexico, Australia and India.

For more information visit www.lipman.biz

Caution Concerning Forward-Looking Statements

Statements concerning Lipman’s business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, including statements as to the anticipated closing date of Lipman’s proposed merger with VeriFone and other events expected to occur prior to the merger, are ‘‘forward-looking statements’’ as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the ability of Lipman and VeriFone to satisfy the conditions to the closing of the proposed merger; our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman’s filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

For further information please contact:

Maya Lustig
Investor Relations & Public Relations Manager
Lipman
Tel: 972-3-9028603
Maya_l@lipman.co.il